UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2015

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer KC-390 military transport makes successful first flight

São José dos Campos - SP, February 3, 2015 - Embraer today successfully performed the first flight of the new military transport and aerial refueling jet, the KC-390. Test pilots Mozart Louzada and Marcos Salgado de Oliveira Lima and flight test engineers Raphael Lima and Roberto Becker flew the aircraft for 1 hour and 25 minutes, conducting an evaluation of flying qualities and performance.

“This first flight is a fundamental step toward accomplishing the task with which we were entrusted. The KC-390 is the result of a close cooperation with the Brazilian Air Force and international partners, representing what is most likely the greatest technological challenge that the Company has ever encountered in its history. We are profoundly moved for having achieved this key milestone,” said Frederico Fleury Curado, President and CEO of Embraer.

“The program continues to move forward as planned and the KC-390 has drawn interest from several countries around the world,” said Jackson Schneider, President and CEO of Embraer Defense & Security. “We are proud to once again keep our commitments in the development of this aircraft, which will set a new standard in the category of tactical military transport.”

“The KC-390 will be the backbone of transport aviation for the Brazilian Air Force. From the Amazon to Antarctica, the fleet of 28 aircraft will play a key role in the diversity of projects of the Brazilian State, from scientific research to the maintenance of sovereignty,” said Aeronautics Commander, Lieutenant-Brigadier General Nivaldo Luiz Rossato.

On its maiden flight, the KC-390 crew performed maneuvers to evaluate its flight characteristics and conducted a variety of systems tests, having benefited from an advanced campaign of simulations and extensive ground tests. “The KC-390 behaved in a docile and predictable manner,” said Captain Louzada. “The advanced fly-by-wire flight control system and the latest-generation avionics make flying easy and render a smooth and precise flight.”

About the KC-390

The KC-390 is a joint project of the Brazilian Air Force and Embraer to develop and produce a tactical military transport and air-to-air refueling plane that represents a significant advance in terms of technology and innovation for the Brazilian aeronautics industry. This is an aircraft designed to set new standards in its class, at a lower operational cost and with flexibility to perform a wide range of missions: transport and airdropping of cargo and troops, aerial refueling, search and rescue, and forest fire response, among others.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

On May 20, 2014, Embraer and the Brazilian Air Force signed the serial production contract for the delivery of 28 KC-390 aircraft and initial logistic support. Besides the order from the Brazilian Air Force, there are current purchase intentions from other countries, for a total of 32 additional aircraft.

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer